Exhibit (e)(2)
LICENSE AGREEMENT
                    This License Agreement (this “Agreement”) is made as of the 25th day of December, 2003 (hereinafter referred to as “Effective Date”) by and between FUJISAWA PHARMACEUTICAL CO., LTD., a corporation organized and existing pursuant to the laws of Japan and having its registered office at 4-7, Doshomachi 3-chome, Chuo-ku, Osaka 541- 8514, Japan (hereinafter referred to as “FUJISAWA”) and OSI PHARMACEUTICALS, INC., a corporation organized and existing pursuant to the laws of the State of Delaware, U.S.A. and having executive offices at 58 South Service Road, Melville, New York 11747, U.S.A. (hereinafter referred to as “OSIP”).
                    WHEREAS, OSIP has been developing through its research activities new anti-cancer agents, including without limitation OSIP’s compound with internal code number, OSIP443930 and its derivatives for anti-cancer applications.
                    WHEREAS, FUJISAWA owns a certain patent rights whose claims may cover these compounds; and
                    WHEREAS, OSIP desires to obtain from FUJISAWA, and FUJISAWA is willing to grant to OSIP, an exclusive license in certain fields under such FUJISAWA patent rights;
                    NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth, both parties to this Agreement mutually agree as follows:
ARTICLE 1
DEFINITIONS
1.1	“AFFILIATE(S)” shall mean any corporation, partnership or other business entity that is controlled by, controls, or is under common control with a party to this Agreement. For the purpose hereof, “control” shall mean the direct or beneficial ownership of no less than fifty percent (50%) of the voting stock or other ownership interest of such corporation, partnership or other business entity, or the possession, directly or indirectly, of the power to direct or cause direction of the management and policies of such corporation, partnership, or other business entity.
1.2	“FIELD” shall mean the field of oncology, including without limitation benign neoplasm, carcinoma, adenoma, myoma, sarcoma, myeloma, lymphoma, and leukemia.
1.3	“LICENSED PATENT RIGHT(S)” shall mean (a) the patents and patent applications listed in EXHIBIT A attached hereto and any continuations, divisions, reexaminations or reissues thereof, and any registration, revalidation or other equivalents based thereon, and (b) any patent extensions, and supplementary or complementary protection certificates or applications therefor based thereon.
1.4	“TERRITORY” shall mean the country(ies) where the development, manufacture, usage, labeling, promotion, distribution or sale of the LICENSED PRODUCTS would, but for the license granted hereunder, infringe a VALID CLAIM. For the avoidance of any doubt, TERRITORY shall include countries where any LICENSED PATENT RIGHTS do not exist, but where LICENSED PRODUCTS, whose manufacture was in a country where LICENSED PATENT RIGHTS do exist and would, but for the license granted hereunder, so infringe a VALID CLAIM, are sold.
1.5	“LICENSED PRODUCT(S)” shall mean a finished pharmaceutical product(s) which contains OSIP443930, its derivatives and any Kit-inhibitor and which when developed, made, used, labeled, promoted, distributed or sold would, but for the license granted hereunder, infringe a VALID CLAIM. For the avoidance of any doubt, LICENSED PRODUCT(S) shall include such product(s) whose manufacture would, but for the license granted hereunder, so infringe, but whose sale would not.
1.6	“NET SALES” shall mean the gross amounts received by OSIP and/or by AFFILIATE(S) or sub-licensee(s) of OSIP on account of sales of LICENSED PRODUCTS to non-affiliated third parties in the TERRITORY, less (i) quantity or cash discounts actually allowed or taken; (ii) freight, postage and insurance invoiced to the customer; (iii) customs duties and excise, value added and other taxes directly related to the sale to the extent applicable and not reimbursable and not including income tax; (iv) amounts repaid or credited by reason of rejections, return of goods or retroactive price reductions with respect to LICENSED PRODUCTS; (v) charges incurred in connection with the exportation of LICENSED PRODUCTS; and (vi) third-party rebates and allowances on account of the sale of LICENSED PRODUCTS to the extent actually allowed. Notwithstanding anything to the contrary herein, use of LICENSED PRODUCTS for or in clinical trials, preclinical trials, free samples or indigent patient programs shall not be deemed a sale hereunder.
If OSIP or any of its AFFILIATES or sublicensees sell any combination product (a “COMBINATION PRODUCT”) in a bona fide sale to a non-affiliated third party in the TERRITORY, the parties shall negotiate in good-faith and shall agree no less than six (6) months before the launch of such COMBINATION PRODUCT on the economic contribution of the LICENSED PRODUCT relative to the COMBINATION PRODUCT. NET SALES shall then be calculated in accordance with the definition of NET SALES above as applied to the COMBINATION PRODUCT, and shall be reduced to the amount of the economic contribution of the LICENSED PRODUCT.
1.7	“VALID CLAIM” shall mean a claim of any patent or published patent application within LICENSED PATENT RIGHTS, which has not been withdrawn, cancelled or disclaimed, or finally rejected or held invalid by a court of competent jurisdiction in an unappealed or unappealable decision.
ARTICLE 2
LICENSE GRANT
2.1	FUJISAWA hereby grants to OSIP an exclusive license under the LICENSED PATENT RIGHTS, to develop, make, have made, use, label, promote, distribute and sell LICENSED PRODUCTS in the FIELD in the TERRITORY.

2.2	OSIP shall be entitled in its sole discretion to grant sub-licenses under such license in the TERRITORY.
2.3	In the countries or jurisdictions within the TERRITORY in which registration of the license is required by APPLICABLE LAW (hereinafter defined) in order for the license to have full effect as contemplated hereunder (including but not limited to the license (sen-yo jisshi-ken) granted in Japan), when OSIP reasonably determines such registration is necessary, it shall so inform FUJISAWA. If FUJISAWA agrees on the necessity of said registration (such agreement not to be unreasonably withheld), FUJISAWA shall, at OSIP’s expense, render all reasonable cooperation to OSIP (including but not limited to executing and delivering appropriate instruments and deeds) for OSIP to register, such license for the FIELD.
ARTICLE 3
CONSIDERATION
3.1	In consideration for the license granted hereunder, OSIP shall pay to FUJISAWA the following milestone payments;
(a)	The sum of Three Hundred Thousand U.S. Dollars (US$300,000) upon execution of this Agreement;
(b)	The sum of Four Hundred Thousand U.S. Dollars (US$400,000) upon first approval of Investigational New Drug Application on a LICENSED PRODUCT in U.S.A. or the equivalent thereto in any other country of the TERRITORY; and
(c)	The sum of Three Million U.S. Dollars (US$3,000,000) upon first approval of the New Drug Application on a LICENSED PRODUCT in U.S.A.
OSIP shall inform FUJISAWA of the occurrence of such milestone events promptly after the relevant milestone event occurred and shall make each milestone payment within thirty (30) days thereafter. The Parties hereby agree that each of the foregoing milestone payments shall be paid by OSIP to FUJISAWA not more than one time.
3.2	In consideration for the license granted hereunder, OSIP shall also pay to FUJISAWA a license maintenance fee of Fifty Thousand U. S. Dollars (US$50,000) at each anniversary of the Effective Date of this Agreement (each such period, an “AGREEMENT YEAR”) until the earlier of the termination or expiration of this Agreement or the first LICENSED PRODUCT launch in any country of the TERRITORY. Such license maintenance fee shall be due and payable within thirty (30) days after the end of each applicable AGREEMENT YEAR, provided that if the final AGREEMENT YEAR for which the license maintenance fee is payable is less than twelve (12) months, the annual license maintenance fee payment shall be prorated to reflect the actual duration of such period.
3.3	In consideration for the license granted hereunder, OSIP shall, in addition to those payments referred to in Articles 3.1 and 3.2 hereof, pay to FUJISAWA royalties at the rate of three and one-half percent (3.5%) of the NET SALES of LICENSED PRODUCTS sold in the TERRITORY. Such Royalties shall be payable on NET SALES of

LICENSED PRODUCTS in each country of the TERRITORY, on a country-by-country basis, so long as the development, manufacture, usage, labeling, promotion, distribution and sale of LICENSED PRODUCTS would, but for the license granted hereunder, infringe a VALID CLAIM in such country or in the country of manufacture.
ARTICLE 4
ACCOUNTING
4.1	OSIP shall, and it shall cause its AFFILIATE(S) or sub-licensee(s) to, keep true and correct records of NET SALES in sufficient detail to enable determination and verification of royalties payable to FUJISAWA hereunder and shall deliver to FUJISAWA written statements thereof in such form as FUJISAWA shall instruct on or before the sixtieth (60th) day following the end of each calendar quarter (or any part thereof in the first or last calendar quarter) for said calendar quarter of this Agreement and at the same time shall pay to FUJISAWA the amount of such royalties shown to be due converted into Japanese Yen or U.S. Dollars, as FUJISAWA directs from time to time but not less than sixty (60) days prior to the date when the subject payment is due and payable, at the rate of exchange prevailing on the last business day of the quarter for which royalty is payable as set forth in The Wall Street Journal, by wire or in such other form and/or manner as FUJISAWA may reasonably request in advance.
4.2	Any income or other tax which OSIP is required to pay or withhold on behalf of FUJISAWA with respect to milestone payments, license maintenance fees and/or royalties payable to FUJISAWA under this Agreement shall be deducted from the amount of such milestone payments, license maintenance fees and/or royalties due; provided, however, that in regard to any such deduction OSIP shall, at FUJISAWA’ s sole expense, give FUJISAWA such assistance as may reasonably be necessary to enable or assist FUJISAWA to claim exemption therefrom and shall upon request give FUJISAWA proper evidence from time to time as to the payment of said taxes.
4.3	Upon FUJISAWA’ s request but not more than once each calendar year, OSIP shall permit such records as referred to in Article 4. 1 hereof to be examined by an independent certified public accountant, appointed by FUJISAWA and reasonably acceptable to OSIP, to verify the amount of royalties payable hereunder for not more than two (2) previous years. The reasonable costs of such examination shall be borne by FUJISAWA except that, if such examination reveals that royalties have been underpaid by more than five percent (5%), the costs shall be borne by OSIP. Said independent certified public accountant shall treat as confidential, and shall not disclose to (i) FUJISAWA any information other than information which shall be given to FUJISAWA pursuant to any provision of this Agreement and (ii) any other party any information disclosed to it or learned by it in the course of its audit.
ARTICLE 5
PATENT PROSECUTION, MAINTENANCE, INFRINGEMENT
5.1	Nothing in this Agreement shall be construed as a warranty or representation by FUJISAWA as to the validity or scope any LICENSED PATENT RIGHTS.

5.2	In the event that either party shall become aware of infringement of LICENSED PATENT RIGHTS by any third-party in the TERRITORY, it shall immediately so inform the other party. FUJISAWA may, but shall not be obligated to, institute action for any of such infringement of LICENSED PATENT RIGHTS. In this event OSIP shall give all reasonable assistance except for financial assistance to FUJISAWA, and may, if accepted by FUJISAWA, join such suit with its own counsel at its own expense and seek its own damages and other relief. If FUJISAWA does not institute any infringement proceedings against said third party within ninety (90) days (unless a shorter period is reasonably required to protect the intellectual property in question, then such shorter period shall apply) after confirming that said third party appears to be infringing LICENSED PATENT RIGHTS, then OSIP may institute such infringement proceedings against said third party at its expense; provided, however, that if APPLICABLE LAW of the relevant jurisdiction does not allow OSIP to institute such infringement proceedings as the licensee of LICENSED PATENT RIGHTS and OSIP reasonably demonstrates that the suspected infringement would materially adversely affect OSIP’s exploitation of LICENSED PATENT RIGHTS, as contemplated hereunder, FUJISAWA shall, at OSIP’s expense and upon OSIP’s written request, institute such infringement proceedings with counsel acceptable to both OSIP and FUJISAWA. In either event, FUJISAWA shall give all reasonable assistance except for financial assistance to OSIP and may join such suit with its own counsel at its own expense and seek its own damages and other relief. If neither party chooses to join the other, any amounts payable by said third party as a result of such proceedings shall belong to the party, which has instituted such proceedings.
5.3	FUJISAWA shall be responsible at its sole discretion for the prosecution and maintenance of LICENSED PATENT RIGHTS. FUJISAWA shall not abandon any LICENSED PATENT RIGHTS in any country of the TERRITORY, without first offering to assign it to OSIP. Such assignment shall be free of charge, provided, however, that any and all costs incurred or paid in relation to such assignment shall be borne by OSIP.
ARTICLE 6
DEVELOPMENT AND MARKETING
                    OSIP shall use REASONABLE COMMERCIAL EFFORTS to develop and market LICENSED PRODUCTS in the FIELD in all countries of the TERRITORY and on an semiannual basis shall promptly provide written information as to its development and commercial activities pursuant to this Agreement. FUJISAWA shall maintain such information in confidence to the extent it is and remains not publicly available and to the extent it is not required to be disclosed by law or in pursuance of any dispute resolution proceedings under Article 12.4 hereof. “REASONABLE COMMERCIAL EFFORTS” shall mean those efforts that would be employed by a similarly-sized and situated prudent pharmaceutical company with respect to product of similar market, indications and market potential at its given stage of research and development.

ARTICLE 7
REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS
7.1	Each of FUJISAWA and OSIP represents, warrants and covenants that: (i) it has the legal authority to enter into this Agreement, (ii) the terms of this Agreement do not conflict with, and will not conflict with, and would not result in a breach under any agreement to which it is or will be a party that would have a material adverse effect on its ability to perform its obligations under this Agreement, and (iii) it complies with, and will continue to comply with, all applicable laws, rules, regulations, guidelines and industry standards (“APPLICABLE LAW”).
7.2	FUJISAWA represents, warrants and covenants that (i) it has the right to grant, and will throughout the term of this Agreement continue to have the right to grant, to OSIP the licenses and other rights granted to OSIP herein and (ii) it will not charge to or otherwise obligate OSIP to pay any amounts attributable to compensation payable to FUJISAWA’ s employees for inventions or other intellectual property which are part of the LICENSED PATENT RIGHTS.
ARTICLE 8
INDEMNIFICATION
8.1	OSIP agrees to defend, indemnify and hold FUJISAWA, its AFFILIATE(S) and its and their respective officers, employees and agents harmless from all claims, losses, damages or expenses (including reasonable attorneys’ fees and expenses) (“LOSSES”) arising from the claims of third parties as a result of (a) actual or asserted violations of any APPLICABLE LAW by OSIP, its AFFILIATE(S) or sub- licensees, especially, but not limited to those by virtue of which LICENSED PRODUCTS manufactured, distributed or sold shall be alleged or determined to be adulterated, misbranded, mislabeled or otherwise not in compliance with any APPLICABLE LAW; (b) claims for bodily injury, death or property damage (all including compensation for pain and suffering if asserted) attributable to the manufacture, distribution, sale or use of LICENSED PRODUCTS by OSIP its AFFILIATE(S) or sub-licensee(s) or (c) a LICENSED PRODUCT recall ordered by, a governmental agency or required by a confirmed product failure as reasonably determined by the parties hereto, except to the extent any such LOSSES are the result of the negligence or willful misconduct of FUJISAWA or any other party seeking indemnification under this Section 8.1 or the mutual breach of this Agreement by FUJISAWA.
8.2	FUJISAWA agrees to indemnify, defend and hold harmless OSIP and its AFFILIATES and its and their respective officers, employees, sublicensees and agents from all LOSSES arising from (i) a material breach of this Agreement by FUJISAWA or (ii) the negligence or willful misconduct of FUJISAWA or its AFFILIATES or its or their respective officers or employees, except to the extent any such LOSSES are the result of the negligence or willful misconduct of OSIP or any other party seeking indemnification under this Section 8.2 or the mutual breach of this Agreement by OSIP.
8.3	In case of a claim or indemnification under this Article 8, a party seeking indemnification shall promptly notify the other party in writing and the other party shall assume the defense against such claim with counsel mutually satisfactory to the parties; provided, however, that the party seeking indemnification shall have the right to retain its own counsel at its own expense.
ARTICLE 9
CONFIDENTIALITY
9.1	The parties agree that all information received from the other party and all information and intellectual property developed by the other party pursuant to this Agreement are the other party’s “CONFIDENTIAL INFORMATION”, and shall remain the sole and exclusive property of such party during the term of this Agreement and thereafter.
9.2	Each party agrees not to disclose the other party’s CONFIDENTIAL INFORMATION to any person or entity (except any employee or agent who has a need to know the same and who is directly involved in activities pursuant to this Agreement or as otherwise required by APPLICABLE LAW to know such information) without the prior written consent of such other party and further agrees to take all reasonable precautions to prevent the disclosure by any of its employees, officers or agents of such CONFIDENTIAL INFORMATION to any third party or otherwise into the public domain. Each party agrees that neither it, nor any of its employees or agents, will be permitted to make any use of the other party’s CONFIDENTIAL INFORMATION except as permitted or required by this Agreement. A party may disclose the other party’s CONFIDENTIAL INFORMATION to the extent such disclosure is required to comply with applicable governmental regulations or to the extent ordered by a court order, provided that the other party shall be given reasonable notice of such disclosure requirement and the disclosing party will use its reasonable best efforts to secure confidential treatment of the CONFIDENTIAL INFORMATION required to be disclosed.
9.3	The provisions of this Article do not apply to any information that:
(a)	was known to the receiving party at the time of disclosure, as demonstrated by competent written records;
(b)	is generally known to the public or which becomes generally known to the public through no act or omission on the part of the receiving party;
(c)	is disclosed to the receiving party at any time by a third party who had a legal right to disclose it; or
(d)	is independently developed by the receiving party’s employees who have no knowledge of or access to the CONFIDENTIAL INFORMATION supplied by the other party.
9.4	Any and all CONFIDENTIAL INFORMATION received by either party, or any of its employees, officers or agents, in whatever form, including all copies or duplicates made or retained by such party, or any of its employees, officers or agents, shall be promptly returned upon written request from the party originally disclosing the same or disposed of in accordance with reasonable written instructions, provided one (1) copy of all such CONFIDENTIAL INFORMATION may be retained for archival purposes and such copy shall continue to be subject to the confidentiality provisions of this Section.
9.5	The obligations of this Article shall terminate five (5) years following termination of this Agreement.
ARTICLE 10
TERM AND TERMINATION
10.1	This Agreement shall become effective on the Effective Date and shall, unless terminated earlier in accordance with this Article, continue in force until the last to expire of the VALID CLAIM of the LICENSED PATENT RIGHTS.
10.2	FUJISAWA may terminate this Agreement following sixty (60) days prior written notice (the “NOTICE PERIOD”) to OSIP in the event that (a) OSIP fails to make any payment which is due under Article 3 hereof and is not subject to a bona fide dispute, within the NOTICE PERIOD; or (b) OSIP commits a material breach of any other obligation of this Agreement which is not cured within the NOTICE PERIOD, (c) OSIP goes into liquidation, a receiver or a trustee is appointed for the property or estate of OSIP, files or is filed a petition for bankruptcy, corporate reorganization, civil rehabilitation or other insolvency proceedings, or OSIP makes an assignment for the benefit of creditors, and whether any of the aforesaid events be the outcome of the voluntary act of OSIP, or otherwise or (d) OSIP directly or indirectly contests the validity of any LICENSED PATENT RIGHTS or does not, within 30 days following execution of this Agreement, irrevocably withdraw any and all proceedings previously filed attacking the validity of such LICENSED PATENT RIGHTS.
10.3	OSIP may terminate this Agreement following the NOTICE PERIOD (a) on sixty (60) days prior written notice to FUJISAWA with or without cause, (b) if FUJISAWA commits a material breach of any other obligation of this Agreement which is not cured within the NOTICE PERIOD; or (c) if FUJISAWA goes into liquidation, a receiver or a trustee is appointed for the property or estate of FUJISAWA, files or is filed a petition for bankruptcy, corporate reorganization, civil rehabilitation or other insolvency proceedings, or FUJISAWA makes an assignment for the benefit of creditors, and whether any of the aforesaid events be the outcome of the voluntary act of FUJISAWA, or otherwise.
10.4	Termination of this Agreement shall not affect any rights or obligations accrued prior to the effective date of such termination, specifically OSIP’s obligation to make payments according to the provisions of this Agreement.
ARTICLE 11
NOTICES
             Any notice required by this Agreement shall be sent by registered or certified air mail or delivered by courier or transmitted by facsimile or other electronic means, then confirmed by air mail, to the following:

to FUJISAWA:
FUJISAWA PHARMACEUTICAL CO., LTD.
4-7, Doshomachi 3-chome, Chuo-ku,
Osaka 541-8514, Japan
Attn. Director, Legal Affairs
Facsimile No.: 81-6-6206-7929
to OSIP:
OSI PHARMACEUTICALS, INC.
58 South Service Road,
Melville, New York 11747, U.S.A.
Attn.:Corporate Counsel
Facsimile No.: (631) 293-2218
with a copy to:
Attn.: Vice President, Corporate Development
Facsimile No.: (631) 962-2021
                    Such notice shall be effective on the third business day following express mailing or on the day following transmission if transmitted by electronic means. The above address may be changed by notice to the other party as provided in this Article.
ARTICLE 12
MISCELLANEOUS
12.1	This Agreement, together with EXHIBIT A hereto, constitutes the entire agreement between the parties relating to the subject matter thereof. It may not be modified except in writing signed by both parties.
12.2	In the event that further lawful performance of this Agreement or any part thereof by either party shall be rendered impossible by or as a consequence of any law, order or act of any government or political subdivision thereof having jurisdiction over such party, or by acts of public enemies, war, strikes or other labor disturbances, fires, floods, acts of Gods or any causes of like or different kind beyond the control of the parties including acts, omissions or delays of the other party, the parties hereto shall be excused from any failure to perform any obligation hereunder to the extent such failure attributable to such causes.
12.3	This Agreement shall be governed by and interpreted in accordance with the laws of Japan.
12.4	In case any dispute arises out of this Agreement, the parties will endeavor to settle such dispute amicably between themselves. In the event that the parties fail to agree, any such dispute shall be finally settled by arbitration administered by and according to the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with said Rules. Such arbitration shall be in the English language and shall take place in New York, New York (U.S.A.) if demanded by FUJISAWA and in Osaka (Japan) if demanded by OSIP.
12.5	Any waiver on the part of either party hereto of any right or interest hereunder shall not imply the waiver of any other right or interest, or subsequent waiver.
12.6	The illegality, invalidity or unenforceability of any clause or part of this Agreement shall not affect the legality, validity or enforceability of the remainder. If any such clause or part is found by any competent court or authority to be illegal, invalid or unenforceable, the parties agree that they will substitute provisions in form as similar to the offending provisions as is possible without thereby rendering them illegal, invalid or unenforceable.
12.7	A party shall not assign, or otherwise transfer any right or obligation under this Agreement without the prior written consent of the other party, provided a party may assign this Agreement (i) to a third party in connection with the sale, transfer or other disposition (including merger) of substantially all of its assets related to this Agreement or (ii) to an AFFILIATE.
12.8	Neither party shall hold itself out to third parties as possessing any power or authority to enter into any contract or commitment on behalf of the other party. It is not intended that this Agreement shall be construed under any circumstance to create any agency, joint venture, partnership or employer/employee relationship. Each party is an independent contractor of the other party.
12.9	Except as required by APPLICABLE LAW or regulations, no public announcement, press release or disclosure to a third party concerning this Agreement or its terms shall be made by either party hereto without the prior written consent and approval of the other party.
12.10	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument.
12.11	Termination of this Agreement for any reason will not relieve either party of any obligation that expressly or by implication survives termination nor relieve either party of any obligations or liabilities for loss or damage to the other party arising out of or caused by acts or omissions of such party prior to the effectiveness of such termination or arising out of its obligations already performed or of obligations assumed prior to the date of such termination.
* * * *

                    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names by their properly and duly authorized officers or representatives as of the first above written.

FUJISAWA PHARMACEUTICAL CO., LTD		OSI PHARMACEUTICALS, INC.

By:	/s/ Hatsuo Aoki, Ph.D.	By:	/s/ Geoff Cooper, Ph.D.

	Name: Hatsuo Aoki, Ph.D.		Name: Geoff Cooper, Ph.D.
	Title: President and CEO		Title: Vice President, Business Development

EXHIBIT A
LICENSED PATENT RIGHTS List

	Patent No.
Country	(Application No. )	Filing Date	Expiration Date
USA	6054457	Jun. 6, 1996	Jun. 6, 2016
Japan	(9-502896)	Jun. 6, 1996	Jun. 6, 2016
Austria	0832061	Jun. 6, 1996	Jun. 6, 2016
Belgium	0832061	Jun. 6, 1996	Jun. 6, 2016
Switzerland	0832061	Jun. 6, 1996	Jun. 6, 2016
Germany	69615025.5	Jun. 6, 1996	Jun. 6, 2016
Denmark	0832061	June. 6, 1996	June. 6, 2016
Spain	0832061	Jun. 6, 1996	Jun. 6, 2016
Finland	0832061	Jun. 6, 1996	Jun. 6, 2016
France	0832061	Jun. 6, 1996	Jun. 6, 2016
Great Britain	0832061	Jun. 6, 1996	Jun. 6, 2016
Greece	3036881	Jun. 6, 1996	Jun. 6, 2016
Ireland	0832061	Jun. 6, 1996	Jun. 6, 2016
Italy	0832061	Jun. 6, 1996	Jun. 6, 2016
Luxembourg	0832061	Jun. 6, 1996	Jun. 6, 2016
Netherlands	0832061	Jun. 6, 1996	Jun. 6, 2016
Portugal	0832061	Jun. 6, 1996	Jun. 6, 2016
Sweden	0832061	Jun. 6, 1996	Jun. 6, 2016
USA	6316482	Jul. 11, 2000	Nov. 18, 2017
Japan	(10-521225)	Nov. 18, 1997	Nov. 18, 2017
USA	6207693	Nov. 18, 1997	Nov. 18, 2017